Exhibit 99.1

Press Release

HOVDE CAPITAL URGES SCOTTISH RE GROUP TO CHANGE COURSE

Issues Letter to Company

Washington, DC – November 17, 2006 – Hovde Capital Advisors LLC today announced that it has sent a letter to Scottish Re Group Limited. In the letter, Hovde Capital stated that, based on Scottish Re’s recent press announcements, it was concerned that Scottish Re’s process to evaluate strategic alternatives and review capital and liquidity sources may result in a transaction in the range of $8.00 per share, which would be extremely unfair to the shareholders.

Hovde Capital said it believes the process is likely to result in a proxy solicitation to shareholders for approval of a transaction that will offer shareholders little real choice and that will be extremely unfair from a financial point of view. Hovde Capital said it would resist any sale of the company at a price that did not fairly reflect the true implied value of Scottish Re, supported by Scottish Re’s own third party valuation by Tillinghast, and would resist any capital raising initiative that dilutes existing shareholders at a depressed valuation through a sale of stock to one or more large institutional investors.

Eric Hovde, Portfolio Manager of Hovde Capital, stated in the letter to the Scottish Re Board of Directors, “We believe that a rights offering provides an outcome that is fairer for the shareholders of Scottish Re than any other transaction that you might present to the shareholders in the range of $8.00.” He said the banking and thrift industry in the early and mid 90s and the European insurers in the period 2001 – 2003 clearly understood the benefits of rights offerings when they were confronted with financial woes. Hovde said the benefits of a rights offering are two-fold: One, it provides all existing shareholders with the ability to determine for themselves whether or not they will be diluted and, second, as is the case in any rights offering, it will help support or even lift Scottish Re’s stock price, as certain investors will buy stock to obtain the right to participate in the rights offering. Hovde stated in the letter that the Board of Directors of Scottish Re, as fiduciaries, owed Scottish Re’s shareholders the opportunity to preserve their ownership interest on valuation terms as equally favorable as would be made available to third parties and to afford the existing shareholders the choice to avoid the dilution that would result from a sale to those third parties at artificially deflated prices.

Hovde Capital further stated in the letter that Scottish Re should not attempt a short-term fix that is punitive to the shareholders but rather should focus on the longer term maximization of value for the shareholders. Hovde Capital believes that a significant rights offering offers such a transaction as it would result in strengthening the company and regaining more favorable ratings. Alternatively, Hovde Capital suggested that the company raise a substantially smaller amount of capital through a rights offering and pursue a liquidation runoff strategy. In either scenario, Hovde believes it would provide a better economic outcome for shareholders than a transaction in the $8.00 per share range.

Hovde Capital is a registered investment advisor that advises a series of hedge funds focused on the financial services sector. Hovde Capital, indirectly through its client accounts, may be deemed to be the beneficial owner of 2.9% of the outstanding ordinary shares of Scottish Re.

Scottish Re shareholders are advised to read the proxy statement provided in connection with any proposed transaction when it becomes available because it will contain important information. Any such proxy statement, and any other relevant document, can be obtained for free on the web site of the Securities and Exchange Commission at www.sec.gov once those documents are filed.

For more information:

Kimberly L. Kriewald

Director of Corporate Communications

(202) 822-8117

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